SECOND AMENDED AND RESTATED

OPERATING AGREEMENT

OF

VIBETECH ENTERPRISES, LLC

As of September 30, 2020

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS, AND CONDITIONS WHICH ARE SET FORTH HEREIN.

SECOND AMENDED AND RESTATED
OPERATING AGREEMENT
OF
VIBETECH ENTERPRISES, LLC

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT ("*Agreement*") is made to be effective as of September 30, 2020, by and among Vibetech Enterprises, LLC, a Wisconsin limited liability company; persons listed on attached Exhibit A as of the date of this Agreement; and such other Persons, if any, as may become signatories to this Agreement in the future (collectively, the "*Members*", and individually, a "*Member*").

A. The Company and the Members are parties to that certain Amended and Restated Operating Agreement, dated July 20, 2020 (the "*2020 Agreement*"), which specifies the rights, obligations, and restrictions of the Members and otherwise governs the operations and management of the Company.

B. VibeTech, Inc., the Manager of the Company and a Member holding greater than 60% of the Company's Membership Interests, desires to supersede and replace the 2020 Agreement by substituting the words "Share" and "Shares" for "Unit" and "Units" throughout, and to update the list of Members attached hereto as Exhibit A.

NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS

In addition to the other definitions contained in this Agreement, the following terms as used in this Agreement shall have the following meanings assigned to them:

1.1 **Act**. Chapter 183 of the Wisconsin Statutes, or any successor statute thereto, as amended from time to time.

1.2 **Adjusted Capital Account Deficit**. "*Adjusted Capital Account Deficit*" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal period after giving effect to the following adjustments: (i) the credit to such Capital Account of any amounts which such Member is obligated to restore under this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and Treasury Regulations Section 1.704-2(i)(5); and (ii) the debit to such Capital Account of the amounts described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

1.3 **Affiliate**. When such term is used with respect to another Person which is a legal entity, it means (a) any Person who directly or indirectly controls, is controlled by or is under common control with such other Person, (b) any Person who is a director or officer of, member in or trustee of, or who serves in a similar capacity with respect to, such other Person, or (c) any Person who directly or indirectly is the beneficial owner of 10% or more of any class of voting securities of such other Person. When the term "*Affiliate*" is used with respect to another Person who is an individual, it means (i) any family member of such Person, or (ii) any corporation, partnership, limited liability company, trust or other entity of which such other Person serves as an officer, director, general partner, manager, trustee or in a similar capacity. Control means the ownership of or right to vote more than ten percent (10%) of the voting stock or other interests of an entity or the legal or contractual right to elect a majority of an entity's Board of Directors or other supervisory body.

1.4 **Agreement**. This Second Amended and Restated Operating Agreement, as amended from time to time in accordance with its terms.

1.5 **Bankrupt**. Bankrupt means any of the following:

(a) Such Member makes an assignment for the benefit of creditors;

(b) Such Member files a voluntary petition in bankruptcy;

(c) Such Member becomes the subject of an order for relief under the federal bankruptcy laws;

(d) Such Member files a petition or answer seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation;

(e) Such Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Member in any proceeding under the preceding clause (d);

(f) Such Member seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of such Member or of all or any substantial part of the Member's properties;

(g) At the expiration of one hundred twenty (120) days after the commencement of any involuntary proceeding against such Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if the proceeding has not been dismissed; or

(h) At the expiration of one hundred twenty (120) days after the appointment without such Member's consent or acquiescence of a trustee, receiver or liquidator of such Member or of all or any substantial part of such Member's properties, if the appointment is not vacated or stayed, or at the expiration of 120 days after the expiration of any stay, if the appointment is not vacated.

1.6 **Capital Account**. The Capital Account of a Member, as described and maintained in accordance with Section 3.6.

1.7 **Capital Commitment**. The total amount that each Member of the Company has committed to contribute as capital to the Company.

1.8 **Capital Contributions**. All contributions to the capital of the Company pursuant to this Agreement, without reduction for any Distributions to the Members.

1.9 **Cash from Operations**. All cash receipts of the Company, minus all cash expenditures of the Company, including without limitation principal payments on indebtedness of the Company. In the event of disagreement as to the amount of Cash from Operations, such amount shall be determined by an independent certified public accounting firm selected by a Majority Vote, which may be the Company's independent public accounting firm, if any, and such determination shall be final and binding.

1.10 **Code**. The Internal Revenue Code of 1986, as amended, or any corresponding or succeeding law.

1.11 **Company**. The Wisconsin limited liability company organized pursuant to this Agreement and the Act.

1.12 **Company Minimum Gain**. The amount of gain (of whatever character), if any, determined by and computed in accordance with the principles set forth in Treasury Regulations Section 1.704-2(b), with respect to each nonrecourse liability of the Company, that would be realized by the Company if it disposed of (in a taxable transaction) the property subject to such liability in full satisfaction thereof (and for no other consideration) and then by aggregating the amounts so computed.

1.13 **Control Transfer**. The Transfer of Shares to one or more third Persons through any transaction or series of related transactions (whether by merger, consolidation or sale or transfer of the Shares, or any sale or issuance or series of sales or issuances of Shares by the Company or any holder or holders of Shares, or any merger or consolidation involving the Company) if, after such Transfer, the Members immediately prior to such transaction or series of related transactions no longer beneficially own in the aggregate more than 50% of such Shares then outstanding on a fully diluted basis.

1.14 **Distribution**. A direct or indirect transfer by the Company of money or other property, other than Membership Interests, made with respect to some or all of the then outstanding Membership Interests in accordance with the provisions of this Agreement.

1.15 **Event of Dissociation**. An Event of Dissociation as to a Member means the occurrence of any of the following events:

(a) The Member's withdrawal, by voluntary act, from the Company, notwithstanding that such withdrawal is a breach of this Agreement or occurs as a result of otherwise wrongful conduct of the Member;

(b) The death of a Member who is a natural person; or

(c) The Member's becoming Bankrupt.

1.16 **Fair Value**. Fair Value means the fair market value of a Member's Shares, which shall be equal to the value of the Company as a whole multiplied by such Membership Interest (or percentage of Shares to total outstanding Shares) as agreed by the transferring Members and managers within thirty (30) days of an event requiring the determination of Fair Value, or in the absence of such agreement, as determined as follows: if the parties cannot agree on Fair Value, then the transferring Member and the Manager shall select a Qualified Appraiser to determine Fair Value. If the parties cannot agree to the choice of a Qualified Appraiser within 45 days of the event requiring the determination of Fair Value, such appraisers shall jointly select a third Qualified Appraiser whose valuation shall be final. The Qualified Appraiser shall complete the valuation within 75 days of the event requiring the determination of Fair Value. "*Qualified Appraiser*" means a person or entity who is qualified in the valuation of business transactions of the general type being analyzed. The transferring Member and the Company shall split equally the costs of a single Appraiser, but cover the costs separately for their individually selected appraisers. For determining Fair Value, no deduction shall be made for lack of marketability or minority interest.

1.17 **Majority Vote**. The affirmative vote, approval or consent, as the case may be, of Members holding more than fifty percent (50%) of the total number of outstanding Shares.

1.18 **Manager**. The initial manager will be VibeTech, Inc. ("*VTI*"). Thereafter, the manager of the Company will resign, be appointed or removed as set forth herein.

1.19 **Member**. A Person who holds a Membership Interest and has become a Member of the Company in accordance with this Agreement, unless and until there occurs an Event of Dissociation with respect to any such Person, after which time such Person no longer shall be considered a Member of the Company.

1.20 **Membership Interest.** A membership interest in the Company consisting of Shares.

1.21 **Member Loan**. An advance or loan made by a Member to the Company.

1.22 **Member Minimum Gain**. Partner nonrecourse debt minimum gain, as determined in accordance with Treasury Regulations Section 1.704-2(i).

1.23 **Member Nonrecourse Debt**. Partner nonrecourse debt, as determined in accordance with Treasury Regulations Section 1.704-2(b)(4).

1.24 **Member Nonrecourse Deductions**. Partner nonrecourse deductions, as determined in Treasury Regulations Section 1.704-2(i)(2).

1.25 **Person**. An individual, a general partnership, a limited partnership, a limited liability partnership, limited liability company, a trust, an estate, an association, a corporation or any other legal or commercial entity.

1.26 **Profits or Losses**. Profits or Losses means, for each fiscal year of the Company or other period of the Company, an amount equal to the Company's taxable income or loss for the year or other period, determined in accordance with Section 703(a) of the Code (including all items of income, gain, loss or deduction required to be stated separately under Section 703(a)(1) of the Code), except that (a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses will be added to taxable income or loss; and (b) any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures under Regulations Section 1.704-1(b), or any other corresponding provision under future regulations and not otherwise taken into account in computing Profit or Losses, will be subtracted from taxable income or loss.

1.27 **Reserves**. Amounts set aside by the Company, as determined by the Manager, to pay for such known, contingent or unforeseen commitments, future expenditures, business opportunities, liabilities or obligations of the Company as may be necessary or appropriate, in the judgment of the Manager.

1.28 **Share(s).** An equal divisible portion of the ownership interest in the Company. The Company shall be authorized to issue up to two million (2,000,000) Shares. Shares may be held in fractional shares.

1.29 **Tax Reimbursement Amount**. The meaning defined in Section 4.2 of this Agreement.

1.30 **Transfer.** A sale, assignment, exchange, gift, or other disposition or transfer, whether or not for consideration, pledge, hypothecation, or grant of a security interest, or change in ownership by reason of the merger, conversion or other transformation in the identity or form of business organization of the owner, regardless of whether such change or transformation is characterized by state law as not changing the identity of the owner.

1.31 **Treasury Regulations**. The federal income tax regulations promulgated under the Code, as such regulations may be amended from time to time. All references herein to specific sections of the treasury regulations shall be deemed also to refer to any corresponding provisions of succeeding treasury regulations, and any references to temporary regulations shall be deemed also to refer to any corresponding provisions of final treasury regulations.

1.32 **Unanimous Vote**. The affirmative vote, approval or consent, as the case may be, of all of the Members holding Shares (whether or not such Members are present at a meeting at which the vote occurs).

1.33 **Unfulfilled Capital Commitment**. With respect to any Member, the Member's Capital Commitment minus the Member's Capital Contributions.

ARTICLE 2

FORMATION; NAME; PURPOSES

2.1 **Formation**. The Company has filed Articles of Organization of the Company with the Department of Financial Institutions of the State of Wisconsin.

2.2 **Intent**. The Members intend that the Company shall always be operated in a manner consistent with its treatment as a partnership for federal income tax purposes, but that the Company not be operated or treated as a partnership for any other purpose. No Member shall take any action inconsistent with the intent of the parties set forth in this Section 2.2.

2.3 **Name**. The name of the Company shall be "Vibetech Enterprises, LLC".

2.4 **Purpose**. The purpose of the Company shall be to conduct any lawful business, including the licensing of its intellectual property for applications utilizing therapeutic vibration technology, and developing, manufacturing and distribution of medical devices ancillary to such technology. The Members acknowledge that the Company will have business relationships with the Manager and other entities that are Affiliates of the Manager.

2.5 **Powers**. The Company shall have the same powers as an individual to do all things necessary and convenient to carry out its business, to the fullest extent provided by the Act.

2.6 **Registered Agent and Registered Office**. The initial registered office of the Company in Wisconsin 1407 N. 8th St. STE 102B, Sheboygan, Wisconsin 53081, and the Company's registered agent shall be Edward A. Morgan. The registered agent of the Company and its registered office may be changed in accordance with the provisions of the Act.

2.7 **Term**. The term of the Company's existence shall commence on the effective date of the filing of the Company's Articles of Organization with the Wisconsin Department of Financial Institutions, and shall continue until dissolution and wound up pursuant to Article 9 hereof and the Act.

ARTICLE 3

CAPITAL CONTRIBUTIONS AND LOANS

3.1 **Initial Capital Contributions and Issuance of Membership Interests**. Each Member shall contribute capital, in the form of cash or other tangible or intangible assets to the Company having the value agreed upon at the time of such Member's admission as a Member of the Company. Each Member is hereby issued the number of Shares described on Exhibit A as of the date of this Agreement.

3.2 **Additional Capital Contributions**. No Member shall have any obligation to make any capital contribution to the Company.

3.3 **Issuance of Additional Membership Interests**. The Company may, at any time in the sole discretion of the Manager, issue additional Shares in such number and for such consideration (which consideration may be in cash, in deferred payments, in the form of services performed or to be performed for the Company, or such other form) as the Manager may in his, her or its sole discretion determine.

3.4 **Interest Earned on Company Capital**. Interest earned on Company funds shall inure to the benefit of the Company, and no Member shall be entitled to receive interest on such Member's Capital Contributions.

3.5 **Withdrawal of Capital**. Prior to the dissolution and the liquidation of the Company under Article 9 or as otherwise provided in this Agreement, no Member shall be entitled to withdraw all or any part of such Member's Capital Account.

3.6 **Capital Accounts**. A separate Capital Account shall be maintained for each Member. Each Member's Capital Account shall initially be equal to the Initial Payment of such Member as described in Section 3.1 hereof. Thereafter, each Member's Capital Account shall be

(a) increased by:

(i) the amount of money and the fair market value of property subsequently contributed by the Member to the Company (net of liabilities secured by such property which the Company is considered to assume or take subject to pursuant to Section 752 of the Code) and

(ii) allocations to the Member of Profits, and

(b) decreased by:

(i) the amount of money and fair market value of property distributed to the Member by the Company (net of liabilities secured by such property which the Member is considered to assume or take subject to pursuant to Section 752 of the Code),

(ii) allocations to the Member of Losses, and

(c) increased or decreased by:

(i) to the extent not already taken into account under this Section 3.6, special allocations of income, gain, loss or deduction as provided in Article 4; and

(ii) any other allocation or adjustment as provided under Treasury Regulations Section 1.704-1(b).

3.7 **Member Loans**. No Member shall have any obligation to make loans or advances to the Company.

ARTICLE 4

PROFITS AND LOSSES; DISTRIBUTIONS

4.1 **Profits and Losses**. Subject to (and after giving effect to) the special allocations set forth in Sections 4.4 through 4.11 for any taxable year of the Company, Profits or Losses shall be allocated to the Members first in the order set forth for distributions as set forth in Section 4.2, and then in proportion to their respective Share holdings; provided, however, that if and to the extent that any such allocation of Losses would cause any Member's Capital Account to become negative, then such Losses shall be allocated among the Members having positive Capital Accounts, if any, until all Members' Capital Accounts have been reduced to zero, and when all of

the Members' Capital Accounts have been reduced to zero, then among all of the Members in proportion to their Share holdings.

4.2 **Distributions**.

(a) Except for Distributions upon liquidation of the Company (which are governed by Section 9.3), Cash from Operations for each fiscal year of the Company, less Reserves, shall be distributed to the Members pursuant to the following provisions of this Section 4.2, only if such distributions would not violate the terms of any loan agreement or other contract to which the Company is a party or violate applicable law:

(i) For each fiscal year of the Company with respect to which there exists Cash from Operations after establishment and provision for Reserves, the Company shall, before making the payments referred to in Sections 4.2(a), make Distributions to each Member in an amount equal to each Member's Tax Reimbursement Amount. The "*Tax Reimbursement Amount*" for each Member shall be deemed to equal (i) the aggregate amount of the taxable income which the Member is required to include in his, her or its taxable income pursuant to Section 702 of the Code for such year, net of any losses or deductions that pass through to the Member under such Section 702, multiplied by (ii) a percentage equal to (A) the highest income tax rate in effect for the taxable year under Section 1(a) of the Code plus (B) the complement of the rate determined under (A) (i.e., 1.00 - the rate determined under (A)) multiplied by the highest personal income tax rate in effect for the taxable year under the income tax laws of the State of Wisconsin. The Tax Liability Amount for any year as determined under the preceding sentence shall be reduced by the amount of any tax credits for such year which pass through to the Stockholders under Section 702 of the Code. In the event of disagreement, the amount of the Tax Reimbursement Amount shall be determined by the Manager, and such determination shall be final and binding. To the extent practicable, such Tax Reimbursement Amount for a fiscal year shall be paid by the Company in installments which precede or coincide with the due dates for federal estimated income tax installments for individuals for such fiscal year (i.e., April 15, June 15, September 15 and January 15), with each installment based on the Profits for the relevant period covered by the applicable due date, but in any event the entire Tax Reimbursement Amount shall be paid by no later than the ninetieth (90th) day following such fiscal year. In the event an adjustment to Profits and Losses as reported by the Company for a fiscal year occurs as a result of an audit, amended return or otherwise, which results in taxable income to Members without a corresponding decrease in taxable income in other prior open years, the amount of the Distribution for such year which would have been made pursuant to this paragraph, had such adjusted Profits or Losses been known shall be calculated, and an additional Distribution for such year shall be made within thirty (30) days following the date on which such adjustment becomes final (or the date on which the Company determines not to contest such adjustment) in an amount equal to the excess of the revised Distribution amount and the amount of the Distribution originally made.

(ii) Except for Distributions pursuant to the preceding Section 4.2(a)(i) and Distributions upon dissolution (which shall be governed by Section 10.3), Distributions shall be made to the Members in proportion to the Members' respective Share holdings.

(b) Notwithstanding the provisions of Section 4.2(a) hereof, to the extent that any distribution under Section 4.2(a) would cause any Member to have an Adjusted Capital

Account Deficit as of the last day of any fiscal year (or would increase any Member's Adjusted Capital Account Deficit as of the last day of such fiscal year), after taking into account all of the allocations of Profits or Losses that would be made for such fiscal year if distributions were made in accordance with Section 4.2(a), then the Distributions to such Member shall be reduced, and shall instead be made to the other Members.

4.3 **Limitations upon Distributions**. No Distribution shall be declared or made if, after giving effect to the Distribution, the Company would be unable to pay its debts as they become due in the usual course of business or if the fair market value of the total assets of the Company would be less than the sum of all liabilities of the Company.

4.4 **Qualified Income Offset**. Notwithstanding any other provision of this Agreement:

(a) No allocation of deductions, losses or items thereof under this Agreement shall be made to any Member to the extent that such allocation (i) would cause such Member to have an Adjusted Capital Account Deficit as of the last day of such taxable year, (ii) would increase any Member's Adjusted Capital Account Deficit, or (iii) upon the advice of the Company's independent certified public accounting firm or legal counsel, would otherwise not likely be respected under Section 704(b) of the Code. In any such event, the allocation of such deductions, losses or items thereof to such Member shall be reduced to the extent necessary to comply with the first sentence of this Section 4.4(a) and the allocation of such deductions, losses or items thereof to the other Members shall be increased to the same extent.

(b) To the extent any Losses have been specially allocated to any Member in accordance with Section 4.4(a), then Profits shall thereafter first be specially allocated to such Member in proportion to and in an amount up to, but not exceeding, the amount of any such allocations of Losses made to the Member under such Section 4.4(a).

(c) If any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4),(5) or (6) in any taxable year, and if such Member has an Adjusted Capital Account Deficit as of the last day of such taxable year, then the Member shall be allocated all items of income and gain, including gross income, of the Company for such year and for all subsequent taxable years of the Company in the manner provided in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) until such Adjusted Capital Account Deficit has been eliminated. This Section 4.4(c) is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and all allocations shall be made so as to comply therewith.

4.5 **Company Minimum Gain Chargeback**. Notwithstanding any provision hereof to the contrary, if there is a net decrease in Member Minimum Gain for a taxable year of the Company within the meaning of Treasury Regulations Section 1.704-2(f)(1), each Member shall be specially allocated items of income and gain for such taxable year (and, if necessary, for subsequent taxable years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain, computed in accordance with Treasury Regulations Sections 1.704-2(f)(1), 1.704-2(g)(2) and 1.704-2(k), and subject to the exceptions set forth in Treasury Regulations Sections 1.704-2(f)(2) and (3). Any allocations made pursuant to this Section shall be made in proportion to the respective amounts required to be allocated to each of the Members

pursuant thereto. The Members intend that items with respect to nonrecourse liabilities, if any, shall be determined and allocated in accordance with the so-called "minimum gain chargeback" provisions of Treasury Regulations Section 1.704-2.

4.6 **Member Minimum Gain Chargeback**. Notwithstanding any other provision hereof to the contrary (except Section 4.5 hereof), if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any taxable year of the Company, then each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt (as determined in accordance with Treasury Regulations Section 1.704-2(i)(5)) shall be specially allocated items of income and gain for such taxable year (and if necessary, subsequent taxable years) in an amount equal to the portion of such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt (as determined in accordance with Treasury Regulations Section 1.704-2(i)(4)). Any allocations made pursuant to this Section shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items of income or gain to be specially allocated under this Section 4.6 shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 4.6 is intended to comply with the minimum gain chargeback requirements of Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

4.7 **Member Nonrecourse Deductions**. Member Nonrecourse Deductions shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).

4.8 **Section 754 Adjustment**. To the extent an adjustment to the adjusted tax basis of any Company property undertaken pursuant to Section 734(b) or 743(b) of the Code is required to be taken into account in determining the Capital Accounts of the Members under Treasury Regulations Section 1.704-1(b)(2)(iv)(m), then the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

4.9 **Effect of Revaluations**. Gain or loss resulting from any disposition of Company property which has been revalued pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) and with respect to which gain or loss is recognized for federal income tax purposes, shall be computed by reference to the adjusted value of such property, notwithstanding the fact that the adjusted tax basis of such property differs from the adjusted value. Any depreciation, amortization or other cost recovery deductions taken into account in computing such taxable income or loss shall be recomputed based on the adjusted value of any Company property which has been revalued in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f).

4.10 **Contribution of Property**. In the event any Member actually contributes to the Company any property other than cash, any portion of any income, gain, loss or deduction with respect to such property shall be allocated between or among the Members in accordance with Section 704(c) of the Code and Treasury Regulations Sections 1.704-3, and the Members' Capital Accounts shall be adjusted pursuant to the rules set forth in Treasury Regulations Sections 1.704-

1(b)(2)(iv)(d) and 1.704-1(b)(2)(iv)(g) for allocations to the Members of income, gain, loss and deduction (including depreciation, amortization or other cost recovery) as computed for book purposes with respect to such property, so as to take account of the variation, if any, between the adjusted tax basis of such property to the Company and its fair market value at the time of its contribution. Allocations of income, gain, loss and deduction to Members under this Section 4.10 shall not affect a Member's Capital Account.

4.11 **Curative Allocations**. The special allocations set forth in Sections 4.4 through 4.10 hereof are intended to comply with the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. These special allocations may lead to results which are inconsistent with the Members' intentions concerning their sharing in Distributions. Accordingly, Members by a Majority Vote may agree to specially allocate other items of Company income, gain, loss and deduction among the Members, to the extent permitted by the Regulations, so as to prevent the special allocations required under Sections 4.4 through 4.10 from distorting the Members' intentions of the manner in which Distributions are to be made to the Members upon the dissolution and termination of the Company.

ARTICLE 5

MANAGEMENT

5.1 **Management**.

(a) General. The business and affairs of the Company shall be managed by its Manager in accordance with the provisions of this Agreement and the Act. Unless the vote, consent or approval of the Members is expressly required by this Agreement, or by provisions of the Act which cannot be modified by agreement of the Members, the Manager shall have full and complete authority, power and discretion to direct, manage and control the business, affairs and properties of the Company, to make all decisions regarding such matters and to perform any and all acts and to engage in any and all activities necessary, customary or incident to the management of the Company's business, affairs and properties. Persons dealing with the Company shall be entitled to rely exclusively upon the power and authority of the Manager set forth in this Agreement. No Member other than the Manager shall have the authority to act for or on behalf of the Company.

(b) Manager. Without limiting the generality of the powers and authorities of the Manager described in Section 5.1(a) of this Agreement, the Manager's specific authority to act on behalf of the Company shall include the power and authority to direct, oversee, supervise and manage the day-to-day operations of the Company, including without limitation the authority to:

(i) Acquire property from any Person as the Manager may determine. The fact that a Member (including the Manager) is directly or indirectly affiliated or connected with any such Person shall not prohibit the Manager from dealing with that Person;

(ii) Secure (by purchase, lease or other means) adequate facilities and other premises, procure office supplies, equipment and furniture and take other actions in the name of and on behalf of the Company as the Manager deems necessary or appropriate to assure adequate

physical space, supplies, resources and equipment to support the Company's day-to-day operations;

(iii) Borrow money for the Company from banks, other lending institutions, the Manager, Members, or Affiliates of the Members (including the Manager) or other sources on such terms as the Manager deem appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in Company property to secure repayment of the borrowed sums;

(iv) Purchase liability and other insurance to protect the Company's property and business;

(v) Hold and own any Company real and/or personal properties in the name of the Company;

(vi) Perform any and all acts for or relating, customary or incident to the acquisition, ownership, management, leasing, and/or sale or other disposition of Company property;

(vii) Invest any Company funds (by way of example but not limitation) in time deposits, short term governmental obligations, commercial paper or other investments;

(viii) Execute on behalf of the Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of Company property; assignments; bills of sale; leases; partnership agreements, operating (or limited liability company) agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Manager, to the conduct of the business of the Company

(ix) Sell or otherwise dispose of all or substantially all of the Company property or any Company property other than in the ordinary course of business;

(x) Employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

(xi) Cause the Company to employ, hire or engage the Manager (or its Affiliates) to perform services for the Company in connection with its business, and to compensate such Person in such amount and on such terms as the Manager determines to be appropriate;

(xii) Appoint and remove officers of the Company and define the duties of such officers;

(xiii) Enter into any and all other agreements on behalf of the Company, with any other Person (including the Manager or its Affiliates) for any purpose, in such forms and on such terms as the Manager may approve;

(xiv) Execute and file such other instruments, documents and certificates which may from time to time be required by the laws of the State of Wisconsin or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(xv) Engage in any kind of activity, do and perform all other acts and perform and carry out contracts of any kind necessary to, or in connection with, or incidental to the accomplishment of the purposes of the Company as may be lawfully performed or carried on by a limited liability company under the Act and the laws of other states in which the Company conducts business as may be necessary or appropriate to the conduct of the Company's business.

(xvi) Serve as the Partnership Representative of the Company within the meaning of Section 6231 of the Code;

(xvii) Make elections on behalf of the Company under provisions of the Code as described in Section 5.12 of this Agreement; and

(xviii) Prepare or cause to be prepared and maintain or oversee the maintenance of all records and reports required to be prepared, maintained or issued by the Company, under the provisions of this Agreement, the Act or any other applicable laws or regulations, agreements entered into by the Company or resolutions adopted by the Members.

5.2 **Limitation of Authority of the Manager and other Members**. Notwithstanding Section 5.1 hereof, neither the Manager nor any Member shall have the authority to do any of the following without a Unanimous Vote:

(a) Engage in any act in contravention of this Agreement or the Act;

(b) Confess a judgment against the Company in connection with any threatened or pending legal action;

(c) Possess any Company asset or assign the rights of the Company in any Company property for other than a Company purpose;

(d) Dissolve the Company, except in accordance with Article 9; or

(e) Amend the Company's Articles of Organization;

5.3 **Reports.** The Manager shall cause to be prepared and furnished to all Members:

(a) An annual financial report for each fiscal year, within ninety (90) days after the end of such fiscal year, which shall include unaudited financial statements of the Company; and

(b) Schedules K-1 and other required tax reports for each fiscal year as soon as possible following the end of such fiscal year, containing information necessary for preparation of the Members' tax returns.

5.4 **Resignation or Removal of Manager**. A Manager may resign as such at any time. A Manager may be removed as such only by the vote of not less than seventy-five percent (75%) of those Shares, including the Shares held by the Manager, represented in person at a meeting called expressly for that purpose, and then only (i) for conduct that violates Section 5.8(a)–(d) of this Agreement and which has had a material adverse effect on the Company, or (ii) if the Manager is Bankrupt. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member. If a Manager is removed as such then such Person will no longer be the manager as required by the Act, and a new Manager shall be appointed manager as described in Section 5.5 hereof and the Act.

5.5 **Vacancies**. There shall at all times be one Manager. In the event that the Manager ceases to be a Manager for any reason, the Members shall appoint a new Manager by a Majority Vote (including for this purpose any Shares held by the former Manager, or such Manager's successors, assigns, personal representatives or heirs who, at the time of such vote, hold such Shares).

5.6 **Records and Information**.

(a) The Manager shall keep at the Company's principal place of business complete and accurate books and records with respect to all business transactions of the Company, including without limitation all of the following:

(i) A list, kept in alphabetical order, of each past and present Member. The list shall include the full name and last-known mailing address of each Member, the date on which the Person became a Member and the date, if applicable, on which the Person ceases to be Member.

(ii) A copy of the Company's Articles of Organization and amendments to such Articles, together with executed copies of any powers of attorney under which any such Articles have been executed.

(iii) Copies of the Company's federal, state and local income or franchise tax returns and financial statements, if any, for the four most recent years or, if such returns and statements are not prepared for any reason, copies of the information and statements provided to, or which should have been provided to, the Members to enable them to prepare their federal, state and local income tax returns for the four most recent years.

(iv) Copies of this Agreement or any subsequent operating agreements, and all amendments to the foregoing.

(v) Except to the extent already set forth in this Agreement, a writing containing all of the following information: (i) the value of each Member's Capital Contribution made to the Company as determined in accordance with Section 183.0501(2) of the Act; (ii) records of the time at which or the events upon which any additional Capital Contributions are agreed to be made by each Member; (iii) any events upon which the Company is to be dissolved and its business wound up; and (iv) other writings prepared under a requirement, if any, in this Agreement or any subsequent operating agreement.

(b) Upon reasonable request a Member may, at the Member's expense, inspect and copy during ordinary business hours any record required to be kept pursuant to this Section 5.6 and any other record of the Company, wherever the record is located. The Members shall provide, to the extent the circumstances are just and reasonable, true and full information of all things affecting the Members to any Member or to a legal representative of any Member upon reasonable request of such Member or legal representative.

5.7 **Ratification of Acts**. The Members hereby ratify, affirm, acknowledge and agree to be bound by all acts performed and contracts entered into on behalf of the Company by the Manager in accordance with this Agreement. No party shall be required to inquire as to the purposes for which such an act is performed or such a contract is entered into, it being conclusively presumed that such act or contract is authorized by all of the Members.

5.8 **Liability of the Members**. Members, including the Manager, shall have no liability to the Company or to any other Member for any loss suffered by the Company which arises out of any action or inaction of the Member if the Member, in good faith, determines that such action or inaction is in the best interest of the Company and further provided that such action or inaction does not constitute any of the following (within the meaning of Section 183.0402 of the Act, and subject to Section 5.11):

(a) A willful failure to deal fairly with the Company or the Members in connection with a matter in which the Member has a material conflict of interest;

(b) A violation of criminal law, unless the Member had reasonable cause to believe that its conduct was lawful, or no reasonable cause to believe that it was unlawful;

(c) A transaction from which the Member derived an improper pecuniary profit; or

(d) Willful misconduct.

5.9 **Indemnification of the Members**. Members, including the Manager, shall be indemnified by the Company, to the fullest extent permitted by the Act, against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by a Member in connection with any action or inaction taken in good faith and believed by the Member to be in the best interest of the Company, and further provided that such action or inaction does not constitute gross negligence or intentional misconduct of the Member or a violation of Section 183.0402 of the Act (subject to Section 5.11). Company funds shall be advanced to a Member for legal expenses and other costs incurred by a Member as a result of any legal action for which indemnification by the Company is claimed by a Member if: (a) the legal action relates to the performance of duties or services by a Member on behalf of the Company and (b) a Member undertakes to repay the advanced funds to the Company in cases in which it is found by any court of competent jurisdiction not to be entitled to indemnification pursuant to the provisions of this Agreement or the Act. Any indemnity under this Section 5.9 shall be paid from, and only to the extent of, Company property, and a Member shall have no personal liability on account thereof.

5.10 **Transactions with Members and Affiliates**. The Company may, in the discretion of the Manager, without further approval of any of the other Members, enter into agreements with

any Member (including without limitation the Manager) or any Affiliate thereof, for the provision of property, goods or services to the Company, on such terms as the Manager may in its discretion determine to be reasonable and appropriate.

5.11 **No Exclusive Duty to Company; No Corporate Opportunity; Transactions with Affiliates.**

(a) The Manager shall have no exclusive duty to act on behalf of the Company. The Manager shall not be required to manage the Company as its sole function, and the Manager and its Affiliates may have other business interests and may engage in other ventures or activities in addition to those relating to the Company, which other interests and/or ventures may be in businesses substantially similar or related to or competitive with those of the Company, or in which the Company might engage. Neither the Company nor any Member shall have any right by virtue of this Agreement or the relationship created hereby in or to such other ventures or activities or to the income or proceeds derived therefrom, and the pursuit of such ventures or activities, even if related to or competitive with the business of the Company, shall not be deemed wrongful or improper. Neither the Manager nor its Affiliates shall have or incur any liability to the Company or to any of the Members as a result of engaging in any such other business or venture.

(b) The parties acknowledge that it is anticipated that the Manager and its Affiliates will have financial and business interests in other businesses or ventures substantially similar or related to or competitive with the Company, and that the Manager will cause the Company to enter into various contractual and business arrangements and agreements with the Manager and/or its Affiliates, will cause the Company to procure various administrative, technical, support, management and other services from the Manager and/or its Affiliates, and may allocate various joint costs and expenses among the Company and other businesses in which the Manager has an interest. The terms of such business arrangements and agreements, the charges for such services and the basis for allocation of such joint costs and expenses, shall be such as the Manager shall, in good faith, determine to be reasonable and not opposed to the interests of the Company. Provided that such determination is made by the Manager in good faith, neither the Manager nor its Affiliates shall have or incur any liability to the Company or to any of the Members as a result of such arrangements, agreements, charges or allocations.

5.12 **Fiscal Year; Method of Accounting; Elections**. Unless otherwise required by the Code, the Company's fiscal year for both tax and financial reporting purposes shall be December 31. Unless otherwise required by the Code, or unless the Members determine otherwise by Unanimous Vote, the method of accounting shall be the cash method for tax and accrual basis for financial reporting purposes. All elections permitted to be made by the Company under federal or state income, franchise or other tax laws, including without limitation the elections referred to in Sections 734, 743 and 754 of the Code, shall be determined by the Manager, and each of the Members, upon request, shall supply to the Company such information as may be necessary to give proper effect to any such election.

5.13 **Partnership Representative**.

(a) The Partnership Representative shall be the Company's Manager and shall be designated "partnership representative" within the meaning Section 6223 of the Code with sole

authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. The Board may change the "partnership representative" from time to time. Expenses of any administrative proceedings undertaken by the "partnership representative" shall be expenses of the Company. The cost of any resulting audits or adjustments of a Member's tax return shall be borne solely by the affected Member.

(b) Each Member shall notify the Partnership Representative in a timely manner of its intention to: (i) file a notice of inconsistent treatment under Code Section 6222(b); (ii) file a request for administrative adjustment of Company items; (iii) file a petition with respect to any Company item or other tax matters involving the Company; or (iv) enter into a settlement agreement with the Secretary of the Treasury with respect to any Company items. Upon any such notification, the Partnership Representative may, if it agrees with such Member's position, elect (at its discretion) to make such filing or enter into such agreement, as applicable and practicable, on behalf of the Company. The cost of any resulting audits or adjustments of a Member's tax return shall be borne solely by the affected Member.

(c) The Members agree that the Partnership Representative shall make the election provided in Code Section 6221(b)(1) for each taxable year of the Company for which the Company is eligible to make such election. The Partnership Representative is authorized to make the disclosure required under Code Section 6221(b)(D)(ii) and the Members hereby agree to provide their names and taxpayer identification numbers to the Partnership Representative for this purpose. In the event that any Member is an entity that has elected under Code Section 1362(a) to be taxed as an "S corporation" (as defined in Code Section 1361(a)(1)), such Member also agrees to provide the Company's Partnership Representative with the name and taxpayer identification number of each person with respect to whom such Member is required to furnish a statement under Code Section 6037(b) for the taxable year of such Member ending with or within the Company's taxable year for which the election out under Code Section 6221(b)(1) is made.

ARTICLE 6

RIGHTS AND OBLIGATIONS OF MEMBERS

6.1 **Limitation of Liability**. No Member shall be liable for the debts, obligations and liabilities of the Company except as expressly provided herein or by the Act.

6.2 **Priority and Return of Capital**. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Profits, Losses or Distributions; *provided, however*, that this Section 6.2 shall not apply to Member Loans (as distinguished from Capital Contributions).

6.3 **Confidentiality**.

(a) Except as contemplated by this Agreement, while a Member, and for a period of four (4) years after a Member ceases to be a Member of the Company, the Member shall maintain in confidence, and safeguard as the Company's property, all Confidential Information. The Member shall not, except as otherwise expressly authorized in advance and in writing by the

Company: (i) disclose or authorize anyone to disclose to any third party any Confidential Information; or (ii) use any Confidential Information for any reason other than for performing his duties hereunder.

(b) The Member agrees to promptly return or transfer to the Company upon the Company's request, all physical embodiments of the Confidential Information.

(c) The Member's obligations under this Section 6.3 shall not apply to any information which was known to the Member, as evidenced by the Member's contemporaneous written records, prior to the time of disclosure by the Company; which the Member can reasonably show is or becomes publicly known or available to the public through no fault of the Member; which the Member can reasonably show is disclosed in writing to the Member by a third party who had the legal right to make such disclosure; the disclosure of which the Company expressly consents to in advance and in writing; or is required to be disclosed by law, court or governmental agency order.

(d) For purposes of this Agreement, "*Confidential Information*" shall mean all written and oral information relating to the Company and their actual and proposed business which, at any time, becomes known to the Member, including, but not limited to, the existence of and terms of this Agreement and any and all information concerning the Company's business, strategic plans, processes, techniques, know-how, trade secrets, intellectual property, technology, designs, instruments of service, customer lists, and other proprietary information of the Company and information of customers and third parties who have partnered or contracted with the Company, which are not generally known in the public domain and shall include, without limitation, any information delivered prior to the execution of this Agreement, any oral, written or computer-based information, any knowledge gained through observation of the records, services or facilities of the Company, any information of which the Member participated in the development of discovery of and any information or other material derived from any of the foregoing.

(e) Notwithstanding the above, any Confidential Information that meets the definition of "trade secret" under Section 134.90 of Wisconsin law shall be governed by that statutory section.

(f) The Company and the Members agree that irreparable injury may result to the Company in the event any one of the Members violates any of the provisions of this Section 6.3, and the Members acknowledge that the remedies at law for any breach by a Member of such provisions will be inadequate and that the Company shall be entitled to injunctive relief against the Member, in addition to any other remedy that is available, at law or in equity.

ARTICLE 7

VOTING AND MEETINGS

7.1 **Special Meetings**. Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by the Act, may be called by the Manager or by Members holding in the aggregate twenty-five percent (25%) of the outstanding Shares.

7.2 **Place of Meetings**. The Manager shall designate any place, either within or outside of the State of Wisconsin, as the place of meeting for any meeting of the Members. If no designation is made, the place of meeting shall be the Company's principal place of business.

7.3 **Notice of Meetings**. Except as provided in Section 7.4 or as required by the Act, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than twenty-four (24) hours nor more than fifty (50) days before the date of the meeting. All notices shall be given in the manner provided in Section 10.1.

7.4 **Meeting of all Members**. If all of the Members shall meet at any time and place, either within or outside of the State of Wisconsin and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any lawful action may be taken.

7.5 **Record Date**. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Distribution, the date on which notice of the meeting is mailed or the date on which the resolution declaring such Distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section 7.5, such determination shall apply to any adjournment thereof unless the adjournment is for more than sixty (60) days, in which event the record date shall be a date which is sixty (60) days following the date of the adjourned meeting.

7.6 **Quorum**. Members holding a majority of the Shares entitled to vote on any matter submitted for approval by Members, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, Members holding a majority of the Shares entitled to vote on any matter submitted for approval by Members and so represented at the meeting may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. If the adjournment is for more than sixty (60) days a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting.

7.7 **Required Vote**. If a quorum is present, any act or matter approved by a Majority Vote shall be deemed approved by the Members, unless a different vote is required by law or this Agreement.

7.8 **Proxies**. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or a duly authorized attorney-in-fact. Such proxy shall be filed with the Company before or at the time of the meeting. No proxy shall be valid after sixty (60) days from the date of its execution, unless otherwise provided in the proxy.

7.9 **Action by Members without a Meeting**. Except where a meeting of Members is specifically required under this Agreement, any action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by Members entitled to vote owning in the aggregate the Shares necessary for approval of the action taken, and such written consents shall be delivered to the Company for inclusion in the minutes or for filing with the Company records. A

copy of any such consent shall be promptly sent to each Member who did not execute such consent, but the failure to do so shall not affect the validity of such consent. Consents may be executed in counterparts. Action taken under this Section 7.9 is effective when Members owning in the aggregate the requisite Shares have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs the written consent.

7.10 **Waiver of Notice**. When any notice is required to be given to any Member, a waiver thereof in writing signed by such Member before, at or after the time stated therein shall be equivalent to the giving of such notice.

7.11 **Meetings by Telephone or Other Communication Technology**. Any or all Members may participate in a regular or special meeting by, or conduct the meeting through the use of, telephone or any other means of communication by which either: (a) all participating Members may simultaneously hear each other during the meeting or (b) all communication during the meeting is immediately transmitted to each participating Member, and each participating Member is able to immediately send messages to all other participating Members. If a meeting will be conducted through the use of any means described in this Section 7.11, all participating Members shall be informed that a meeting is taking place at which official business may be transacted. A Member participating in a meeting by any means described in this Section 7.11 is deemed to be present in person at the meeting.

ARTICLE 8

WITHDRAWAL; REMOVAL; SALES AND TRANSFERS OF INTERESTS

8.1 **Withdrawal**. A Member desiring to withdraw (the "*Withdrawing Member*") must first serve written notice of his desire to withdraw on the Manager (the "*Withdrawal Notice*"). The Company shall then have the option to purchase the Shares of the Withdrawing Member. The Company shall exercise this option by written notice to the Withdrawing Member within thirty (30) days of receipt of the Withdrawal Notice, and shall complete the purchase of the Withdrawing Member's Share within one hundred eighty (180) days of receipt of the Withdrawal Notice. The purchase price shall be eighty (80%) percent or more, as determined by the Managers in their sole discretion, of Fair Value, and unless agreed upon to the contrary, the payment terms shall be as set forth in Section 8.3 hereafter. Should the Company choose not to exercise its option hereunder, the Withdrawing Member shall not be entitled to withdraw but he or she shall have the option to sell his or her Shares to a third party provided he or she completes such sale within six (6) months of the expiration of the option period for the Company. If such sale is not consummated within the six (6) month period, then the Member's option shall lapse. Any Member who voluntarily withdraws from the Company shall not be entitled to any distribution in liquidation of his, her, or its Membership Interest.

8.2 **General Restriction on Transfers.** No Member shall sell, give, assign, bequeath, pledge, or otherwise encumber, divest, dispose of, or transfer ownership or control of all or any part of such Member's Shares in the Company or any rights attaching thereto except in accordance with the terms of this Agreement or with the express written consent of the Manager. Any other transfer, attempted transfer, or purported transfer shall be null and void. Notwithstanding the

above, a Member may transfer such Member's Shares to a revocable trust created by the Member, provided that such Member provides prior written notice of the same to the Manager.

8.3 **Death of Member.** Upon a Member's death (including a Member who has retitled such Member's Shares in a revocable trust in accordance with Section 8.2 above), the Company shall have the option to purchase all of the deceased Member's Shares. The Company shall exercise this option by written notice to the deceased Member's personal representative within sixty (60) days of the date of death of the deceased Member, and shall complete the purchase of the deceased Member's Shares within one hundred eighty (180) days of the date of death of the Deceased Member. The purchase price and payment terms shall be as set forth in Section 8.5. The closing of the purchase shall take place within one hundred eighty (180) days after the date of death. Should the Company choose not to exercise the option hereunder, the deceased Member's personal representative shall be entitled to transfer the deceased Member's Shares as set forth in Section 8.1 above.

8.4 **Marital Property**.

(a) General. The creation of an interest in Shares held by a Member in favor of the Member's spouse by operation of marital or community property laws during the Member's lifetime shall not be a violation of this Agreement as long as such Member maintains full rights to Distributions, and to vote and otherwise participate in the management of the Company to the extent provided in this Agreement and the Act with respect to such Shares. A Member's Shares and any interest of the Member's spouse in such Shares shall remain subject to this Agreement regardless of the termination, for any reason, of the marital relationship of the Member and the Member's spouse.

(b) Purchase Upon Death of Spouse. Upon the death of a spouse of a Member, who is survived by such Member under circumstances in which such deceased spouse has a marital or community property interest in any Shares held by such Member at the time of the deceased spouse's death, such Member shall have the right to purchase, and the personal representative and other successors in interest to such deceased spouse, if any (collectively, "*Successors*"), shall have the obligation to sell, the entire marital or community property interest which the deceased spouse has in the Shares at the time of the spouse's death. If the surviving Member fails to exercise such right within six (6) months following the spouse's death, then the Company shall have the right, but not the obligation, to purchase from the Successors such marital, community or other property interest in the same manner as prescribed in Section 8.3 above.

(c) Option to Purchase Upon Divorce. If (i) the marriage of a Member is terminated by divorce, dissolution or legal separation, (ii) the former spouse of such Member is determined to have a marital, community or other property interest in the any Shares held by such Member and (iii) such property interest is not received by such Member in accordance with the property settlement agreement, if any, or pursuant to the decree of divorce, dissolution or legal separation, then such Member shall have the right to purchase, and the former spouse of such Member shall have the obligation to sell, all of the former spouse's marital, community or other property interest in the Shares. If such Member fails to exercise such right within six (6) months following the decree of divorce, dissolution or legal separation, then the Company shall have the

right, but not the obligation, to purchase from such spouse such marital, community or other property interest in the Shares in the same manner as prescribed in Section 8.1 above.

(d) Closing. The closing of any purchase or sale of any marital or community property interest pursuant to this Section 8.4 shall take place within sixty (60) days following the date on which the purchasing party provides notice of its election to exercise its purchase right with respect to such interest. The closing shall be held at the principal office of the Company or at such other place as the purchaser and seller may agree upon. At the closing, the seller shall convey all marital or community property interest in and to the Shares to the purchaser free and clear of all security interests, liens and charges, and shall deliver to the purchaser an appropriate assignment document conveying such interest, together with such other documents as the purchaser may reasonably request. At the closing, the purchaser shall deliver to the seller the purchase price for such interest (together with the note described in Section 8.5, if the purchaser is the Company), together with such other documents as the seller may reasonably request.

(e) Other. If the Member or the Company fails to purchase the marital or community property interest of the spouse under Section 8.4(b) or 8.4(c) above, the spouse (or the spouse's Successors) shall enjoy the economic rights and privileges associated with the Shares (but shall not become a Member unless and until they are admitted as such in accordance with Sections 8.5 and 8.6), and shall be subject to the same obligations and restrictions as any Member under this Agreement, with the exception that the spouse (or the spouse's Successors) shall have no voting rights or other rights to participate in the management of the Company.

8.5 **Price and Payment Terms.** The purchase price for a Share to be purchased and sold pursuant to provisions of this Agreement which makes reference to this Section 8.5 shall be paid in accordance with the terms set forth in this Section 8.5. Unless otherwise stated, the price of the Share shall be the Fair Value. In the event of transfer of a Member's Shares upon the death of a Member, the proceeds of any life insurance policy which insures the life of a deceased Member shall not be considered when determining the value of the Company to the extent the death benefit exceeds the policy's cash surrender value as of the day immediately preceding the deceased Member's date of death. The purchaser of the Share shall deliver to the seller at the Closing cash equal to at least twenty percent (20%) of the purchase price, or, in the case of the death of a Member, the higher amount of twenty (20%) percent of the purchase price or the life insurance proceeds from any life insurance policy on the deceased Member obtained by and payable to the Company for the purpose of funding the purchase of a Member's Shares at death, with the remainder payable by delivery of a promissory note ("*Note*") having an original principal amount equal to the balance of the purchase price. Such Note shall provide for the following, unless otherwise agreed to by the parties:

(a) Principal shall be payable in not more than eight (8) consecutive equal annual installments commencing on the last day of the calendar month in which the Closing occurs and annually thereafter;

(b) Interest shall be payable as and when principal is payable and shall accrue from the date of the Closing on the unpaid principal balance at the highest applicable long term federal rate. Each January the interest shall be reset to the highest applicable federal rate as quoted for the preceding month of December;

(c) Prepayment may be made at any time without premium or penalty, with any partial prepayment applied first against accrued and unpaid interest and then against principal, in the inverse order of maturity; and

(d) The holder of a Note may, at such holder's option, accelerate the entire balance due under the Note upon default in the payment of any installment of principal or interest, if such default continues following ten (10) days' written notice of such default.

8.6 **Transferee Not a Member in Absence of Consent.**

(a) The transferee of all or any portion of or any interest or rights in any Share which is Transferred shall be entitled to receive, to the extent transferred, only the Distributions and allocations of Profits or Losses to which the transferor would be entitled, and the transferee shall be admitted as Member only upon notification to the Manager properly evidencing such Transfer; provided, however, that the Manager may stay such recognition until provided with proof sufficient, in its reasonable discretion, to document such Transfer.

(b) Upon and contemporaneously with any Transfer of a Member's Membership Interest, the transferring owner shall cease to have any residual rights associated with the Membership Interest transferred to the transferee.

(c) Each Member agrees that notwithstanding the provisions for the Transfer of any Share contained herein, the Share, when and if Transferred, shall remain subject to all of the terms and conditions of this Agreement.

8.7 **Additional Conditions to Recognition of Transferee.**

(a) No Transfer of any Share, or any rights or interests therein, shall be effective until the transferor and the proposed transferee execute all necessary certificates or other documents and perform all acts required in accordance with the Act and the other laws of the State of Wisconsin and any other states in which the Company is then conducting business, and any and all documents as shall be required from time to time by the rules and regulations of any regulatory body or commission having jurisdiction over the Company, to the extent necessary to give effect to the Transfer and to preserve the status of the Company as a limited liability company after the completion of the Transfer. Each transferee of any Share and each Person acquiring any Share from the Company shall be bound by all the terms and conditions of this Agreement. A Member seeking to Transfer any Share shall pay all of the Company's legal and other expenses incurred in connection with the Transfer, including without limitation, the expenses incurred in obtaining any legal opinions or other legal advice deemed necessary or appropriate by the Company in effecting the Transfer of such Share. Without limiting the generality of the foregoing, in connection with the Transfer of any Membership Interest, the Manager may require the transferring Member and the proposed transferee to execute, acknowledge and deliver to the Manager such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and to perform all such other acts which the Manager may deem necessary or desirable to accomplish any one or more of the following:

(i) constitute such transferee as a Member;

(ii) confirm that the proposed transferee has accepted, assumed and agreed to be subject and bound by all of the terms, obligations and conditions of this Agreement, as the same may have been further amended (whether or not such transferee is to be admitted as a Member);

(iii) preserve the Company after the completion of such Transfer under the laws of each jurisdiction in which the Company is qualified, organized or does business;

(iv) maintain the status of the Company as a partnership for federal tax purposes; and

(v) assure compliance with any applicable state and federal laws, including securities laws and regulations.

8.8 **Bring Along**. If a Member or group of Members (the "*Majority Sellers*") desire to make a Control Transfer of Shares which is approved under Section 8.2 by the Manager in writing prior to the transfer (an "*Approved Control Transfer*"), the Majority Sellers shall have the right, but not the obligation, to require the non-selling Members (the "*Minority*") to sell their Shares (in the same proportion as the Majority Sellers) to the third party for the same price and on the same terms and conditions as those received by the Majority Sellers. The Majority Sellers shall give written notice of intent to complete an Approved Control Transfer to the Minority at least 30 days prior to the closing of the sale to the third-party purchaser. Such notice shall contain the terms and conditions of the sale and the identity of the third-party purchaser.

8.9 **Come Along**. If the Majority Sellers desire to make an Approved Control Transfer, the Minority shall have the right to sell their Shares (in the same proportion as the Majority Sellers) to the third party purchaser for the same price and on the same terms and conditions as those received by the Majority Sellers. The Minority may exercise their option under this Section by written notice to the Majority Sellers within 20 days of notification by the Majority Sellers of the Approved Control Transfer. The Majority Sellers shall not accept any third party offer that does not comply with the terms of this Section.

8.10 **Company Option to Purchase Share**. Should any Member's employment with the Company terminate for any reason, then, for a period of one hundred twenty (120) days following the date of such termination of employment, the Company shall have the option to purchase such Member's Shares for the price and on the terms set forth in Section 8.5 above hereafter. The Company shall exercise this option by written notice to the terminated Member.

ARTICLE 9

DISSOLUTION AND TERMINATION

9.1 **Events Causing Dissolution**. Only upon the occurrence of any one of the following events, shall the Company be dissolved:

(a) The sale or other disposition by the Company of all or substantially all of its assets;

(b) The Majority Vote of the Members to dissolve the Company;

(c) The happening of any event which makes it unlawful for the Company's business to be conducted; or

(d) The entry of a decree of dissolution under Section 183.0902 of the Act.

9.2 **Winding Up of the Company**. Upon the dissolution of the Company, the Manager shall wind up the affairs of the Company and sell or otherwise dispose of all Company property for cash to the extent practicable. In the absence of a Manager, the Members, may by Majority Vote designate a Person (which may but need not be a Member) to wind up the affairs of the Company. The Manager, or any other Person so designated, shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company property pursuant to such liquidation. The Members shall continue to share Profits and Losses following the dissolution and before liquidation in accordance with the provisions of this Agreement.

9.3 **Distribution of Proceeds**. Following the winding up of the Company, and subject to the authority of the Manager to set up such Reserves as it may deem reasonably necessary for any known, contingent or unforeseen expenses, liabilities or obligations of the Company, the cash and other assets of the Company shall be applied first to the payment of all debts and liabilities of the Company, including Member Loans, which for such purpose shall be treated the same as all other Company liabilities, and all expenses of liquidation, and the remainder shall be distributed to the Members in accordance with the positive balances in their Capital Accounts as determined after taking into account all Capital Account adjustments for the taxable year during which such liquidation occurs, as required by Treasury Regulations Section 1.704-1(b), with such adjustments to be made within the time specified by such Section 1.704-1(b), other than those made pursuant to this Section 9.3, by the end of such taxable year (or, if later, within ninety (90) days after the date of liquidation). Any funds constituting Reserves shall be paid to the extent remaining after a reasonable passage of time in accordance with the provisions of this Section 9.3. If there are insufficient assets to pay the Member Loans in full, they shall be paid in proportion to the unpaid principal and interest balances thereof.

9.4 **Payment of Capital Account Deficits**. If following the dissolution and liquidation of the Company, the Company's assets remaining after payment and discharge of the liabilities, obligations and expenses of the Company, including any liabilities to any one or more of the Members, are insufficient to return any amount to a Member, such Member shall have no recourse or further right or claim against any other Member by reason of such insufficiency. No Member shall be obligated to eliminate any deficit balance in such Member's Capital Account.

9.5 **Final Report**. Within ninety (90) days following the completion of the liquidation of the Company, the Manager shall cause to be prepared a statement which shall set forth the assets and the liabilities of the Company as of the date of complete liquidation and the amounts, if any, distributed to the Members pursuant to Section 9.3.

9.6 **Articles of Dissolution**. Upon the completion of the liquidation of the Company and the distribution of all Company funds, the Company shall terminate and the Manager shall promptly execute and file Articles of Dissolution of the Company in accordance with the

provisions of the Act, together with any and all other documents required to effectuate the dissolution and termination of the Company.

ARTICLE 10

MISCELLANEOUS

10.1 **Notices**. Each notice, demand or other communication given or made pursuant to this Agreement shall be in writing and shall be (a) personally delivered, (b) sent by certified mail, return receipt requested, postage prepaid, (c) sent by commercial courier, charges prepaid, (d) sent by facsimile transmission with confirmed receipt or (e) by electronic transmission (email), but only if a facsimile number or email address, as the case may be, of a Member is on file with the Company. Each such notice, demand or other communication which is not personally delivered shall be addressed (in the case of the Company) to its principal place of business or (in the case of a Member) to the Member's address as shown on the books of the Company or otherwise to such Member's last known address. Each notice, demand or other communication hereunder shall be deemed to have been given when personally physically delivered, on the date of confirmed receipt when sent by facsimile transmission, or on the fifth day following the date when sent by mail or commercial courier. Notices and other communications sent to an email address shall be deemed received upon the sender's receipt of an acknowledgment from the intended recipient (such as by the "return receipt requested" function, return email, or other written acknowledgment). Any written notice, demand or other communication hereunder which does not comply with this Section 10.1 shall nonetheless be effective against a Member if it is actually received by such Member.

10.2 **Waiver of Partition**. Each Member hereby agrees that neither such Member nor any successor in interest shall have the right during the term of this Agreement to have any real estate owned by the Company partitioned, or to file a complaint or institute any proceeding at law or in equity to have such real estate partitioned, and the Members on behalf of themselves, and their respective successors and permitted assigns, and heirs and legal representatives, as applicable, hereby waive any such right.

10.3 **Choice of Law**. This Agreement shall be construed in accordance with the internal laws of the State of Wisconsin, without application of its conflicts of law principles.

10.4 **Consent to Jurisdiction**. Each Member and unit holder, by acquiring Shares, consents to the exclusive jurisdiction of the courts located in Milwaukee County of the State of Wisconsin or of the United States of America sitting in the State of Wisconsin over any suit, action or other proceeding arising out of or relating to this Agreement. Each Member and Share holder hereby irrevocably waives any objection, including, without limitation, any objection to the laying of venue or based on the grounds of inconvenient forum which such party now or hereafter may have to the bringing of any action, suit or other proceeding arising out of or relating to this agreement in any such court.

10.5 **Waiver of Jury Trial.** To the fullest extent permitted by applicable law, each Member and Share holder hereby voluntarily and irrevocably waives any right to trial by jury in any action or other proceeding brought in connection with this Agreement.

10.6 **Severability**. If any provision of this Agreement shall be unenforceable under the laws of Wisconsin or any other applicable law, at the present time or in the future, such unenforceability shall not affect the enforceability of the remaining provisions of this Agreement. This Agreement shall be deemed to be modified and amended so as to be in compliance with applicable law and this Agreement shall then be construed so as to best serve the intention of the parties at the time of the execution of this Agreement.

10.7 **Captions**. The captions in this Agreement are inserted only as a matter of convenience and in no way affect the terms or intent of any provisions of this Agreement.

10.8 **Counterparts**. This Agreement may be executed in counterparts. Each such counterpart shall be considered an original, and all of such counterparts shall constitute a single agreement binding the parties as if they had signed a single document.

10.9 **Binding Effect**. Except as provided to the contrary herein, the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the Members and their respective successors and permitted assigns, spouses, heirs and legal representatives, as applicable.

10.10 **Entire Agreement**. This Agreement constitutes the entire agreement between or among the Members regarding its subject matter as of the date hereof, and supersedes all prior agreements, statements, understandings and representations of the Members with respect thereto.

10.11 **Rights of Creditors**. The provisions of this Agreement are not intended to be for the benefit of any Person (other than a Member) to whom any debts, liabilities or obligations are owed by, or who otherwise has a claim against, the Company or a Member, and no such Person shall have any rights under such provisions or shall by reason of such provisions make any claim in respect of any of such debts, liabilities or obligations against the Company or a Member.

10.12 **Rules of Construction**. Whenever in this Agreement the context so suggests, references to the masculine shall be deemed to include the feminine and the neuter, references to the singular shall be deemed to include the plural, and references to "or" shall be deemed to be disjunctive but not necessarily exclusive. References to Sections herein include all subsections which are subsidiary to the Section referred to.

10.13 **Indemnification**. From and after the Closing, each Member (the "*Indemnifying Member*") will indemnify the other Members and the Company (the "*Indemnified Parties*") for, and defend and hold them harmless from and against, any and all actions, causes of action claims, losses, costs, liabilities, damages, deficiencies and expenses (including reasonable attorneys' fees) resulting from or arising out of any misrepresentation, breach of warranty or non-fulfillment by the Indemnifying Member of any of its agreements, covenants or obligations to the Indemnified Parties contained in this Agreement or in any other instrument, document or agreement delivered by the Indemnifying Member to the Indemnified Parties pursuant to this Agreement.

10.14 **Specific Performance**. Each Member agrees it is impossible to measure in money the damages which will accrue to the Company and other Members or their successors by reason of a failure to perform any obligations under this Agreement. Therefore, if the Company or any Member institutes any action or proceeding to enforce the provisions hereof, the Person against whom such action or proceeding is brought hereby waives the claim or defense that such Person

has an adequate remedy at law, and such Person shall not assert in any action or proceeding the claim or defense that such remedy at law exists.

10.15 **Amendment**. This Agreement may be amended only by the assent of holders of at least sixty percent (60%) of the Shares; *provided that*, the Manager may amend this Agreement to clarify ambiguities, correct inconsistencies attempting to ensure compliance with tax or other laws, or other changes that would not materially alter the rights or obligations of Members under this Agreement.

(Signatures on next page)

SIGNATURE PAGE FOR
SECOND AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed this Second Amended and Restated Operating Agreement as of the date first written above.

VIBETECH ENTERPRISES, LLC

By: VibeTech, Inc., Manager

By: ______________________________
VibeTech Inc. Authorized Signatory

By: VibeTech, Inc., Member

By: ______________________________
VibeTech Inc. Authorized Signatory

EXHIBIT A

Members of Vibetech Enterprises, LLC

Member	**Shares**
VibeTech, Inc.	981,995
New World Technology, LLC	3,488
Karl DeVries	2,223
Roy Pirrung	2,000
Guy Peterson	500
Edward Morgan	4,795
John Vander Vaart	12,135
William Reiss	9,753
Jennifer Ham	9,600
Alaark, Inc.	3,894
SAJ, Inc.	6,549